UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)				(b) IRS IDENT. NO.	(C) S.E.C. FILE NO.

NATIONAL PENN BANCSHARES, INC.				23-2215075	10957
1(d) ADDRESS OF ISSUER		STREET		CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
							Area Code	Number
Reading & Philadelphia Avenues,				Boyertown	PA	19512	610	369-6342

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES			(b) IRS IDENT. NO.	(c)RELATIONSHIP	(d) ADDRESS STREET		CITY	STATE	ZIP CODE
ARE TO BE SOLD				TO ISSUER

MICHAEL R. REINHARD				CFO	Phila. & Reading Ave., Boyertown PA			19512
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and S.E.C. File Number.
3 (a)	(b)		SEC USE ONLY	(c )	(d)	(e)	(f)	(g)
Title of the	Name and Address of Each Broker Through whom		Broker-Dealer	Number of Shares	Aggregate	Number of	Approximate	Name of Each
class of	the Securities are to be offered or each		File Number	or other units to be sold	Market	shares or	Date of Sale	Securities
Securities	market maker who is acquiring the securities			(See instr. 3(c)	Value	other units		Exchange
to be sold					(See instr. 3(d))	outstanding
Common	Primevest Financial Services
Stock	400 First Street, South, Suite 300			11,415	$182,640	79,917,438	10/28/2008	NASDAQ
St. Cloud, MN 56301
INSTRUCTIONS:
1	(a)	Name of issuer		3 (a)	Title of the class of securities to be sold.
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the
	(c )	Issuer's S.E.C. file number, if any			securities are intended to be sold
	(d)	Issuer's address, including zip code		( c)	Number of shares or other units to be sold (if debt securities,
	(e)	Issuer's telephone number, including zip code			give the aggregate face amount
				(d)	Aggregate market value of the securities to be sold as of a specified
2	(a)	Name of person for whose account the securities are to be sold			date within 10 days prior to the filing of this notice
	(b)	Such person's I.R.S. identification number, if such person is an entity.		(e)	Number of shares or other units of the class outstanding, or if debt
	(c )	Such person's relationship to the issuer (e.g., officer, director, 10%			securities the face amount thereof outstanding, as shown by the
		stock holder, or member of immediate family of any of the foregoing)			most recent report or statement published by the issuer
	(d)	Such person's adderss, including zip code		(f)	Approximate date on which the securities are to be sold
				(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of	Date you		Name of Person from whom acquired		Amount of		Date of	Nature of Payment
the Class	Acquired	Nature of Acquisition Transaction	(if give, also give date donor acquired)		Securities Acquired		Payment

COMMON	12/14/1998	Non-Qualified Stock Options	NPBC		11,415		Payable	Cash
		granted by Company					on
Exercise

INSTRUCTIONS:		If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Amount of
		Name and Address of Seller		Title of Securities Sold	Date of Sale	Securities Sold		Gross Proceeds

Remarks:

INSTRUCTIONS:				ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is not to be				The person for whose account the securities to which this notice relates are to be
given not only as to the person for whose account the securities are to be sold as to				sold hereby represents by signing this notice that he does not know any material
all other persons included in that definition. In addition, information shall be given as to				adverse information in regard to the current and prospective operations of the
sales by all persons whose sales are required by paragraph (e) of Rule 144 to be				Issuers of the securities to be sold which has not been publicly disclosed. If each
aggregated with sales for the account of the person filing this notice.				person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

	October 28, 2008			/s/ Michael R. Reinhard
		Date of Notice				(Signature)
The notice shall be signed by the person for whose ccount the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)